UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This amendment is filed to: (i) include Exhibits A-E to the Offering Memorandum; (ii) disclose the issuance and terms of a new Simple Agreement for Future Equity; and (iii) make other conforming changes to the disclosures in the Capitalization tables.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ivee NEVP, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 8, 2018

Physical Address of Issuer:

800 S. Waverly Place
Mount Prospect, IL 60056, United States

Website of Issuer:

https://www.goivee.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$557,044	$523,695
Cash & Cash Equivalents	$443,935	$397,057
Accounts Receivable	$0	$0
Short-term Debt	$6,733	$29,071
Long-term Debt	$188,000	$103,471
Revenues/Sales	$88,723	$131,898
Cost of Goods Sold*	$78,394	$51,490
Taxes Paid	$0**	$0
Net Income	($803,813)	($384,080)

* "Cost of Revenues" in Financial Statements
** There is no income tax provision for the Company for the year ending December 31, 2021 as it incurred a taxable loss. The Company has not filed its income tax return for the period ended December 31, 2021, which when filed remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. *See* Note 2(m) to the Financial Statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

June 28, 2022

Ivee NEVP, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Ivee NEVP, Inc. ("**Ivee**", the "**Company,**" "**we,**" "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by a qualified third party or escrow agent (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.goivee.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/ivee.

The date of this Form C/A is June 28, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ivee NEVP, Inc. is a marketing mobility company that aims to personalize the passenger experience in ride-sharing vehicle. Ivee was formed in Delaware as a limited liability company on May 8, 2018, and converted into a Delaware corporation on December 31, 2020.

The Company is located at 800 S. Waverly Place, Mount Prospect, Illinois 90056, United States.

The Company's website is https://www.goivee.com.

The Company conducts business in California, Florida, and Illinois.

The Company conducts its business through its majority-owned subsidiary Ivee, LLC, a Delaware corporation formed on May 8, 2018.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/ivee (the "Deal Page") and the version published as of the date of this Form C/A is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150[+]
Maximum Individual Purchase Amount	$107,000
Offering Deadline	April 30, 2023
Use of Proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on page 25.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. Specifically, the Company chose to pause operations to avoid challenges with COVID-19 in ride-hail vehicles. Instead, the Company allocated resources towards software development for approximately seven months, which delayed its revenues. The recurrence of a global crisis such as the COVID-19 pandemic may result in additional restrictions that can have a material impact on our operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
Currently, our authorized capital stock consists of 11,600,000 shares of Common Stock authorized, of which 10,600,00 are designated Class A Common Stock and 1,000,000 are designated Class B Common Stock. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in

introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."
Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.
The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors that invest on or before 11:59:59 P.M. (U.S. Pacific Time) on June 10, 2022 will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($11,000,000 instead of $12,500,000). A Crowd SAFE with different terms will be issued to "Standard Investors," or investors that invest on or after 12:00:00 A.M. (U.S. Pacific Time) on June 11, 2022. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also

adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.
In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.
The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.
In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Ivee creates software that personalizes the passenger experience starting on ride-hailing networks. The Company offers ride-hailing drivers or fleet operators tablets with access to streaming content, other entertainment apps, and other features that allow passengers to personalize their ride experience. Ivee's product lineup includes Ivee Inside and Ivee Cloud.

Business Plan

Ivee contracts with ride-hail drivers, mobility operators, or fleet partners to distribute the Ivee Inside or Ivee Cloud software.

Ivee's partners install an Android tablet in the vehicle that runs Ivee's in-vehicle experience software.

Ivee receives revenue either from the mobility operators delivering a premium ad-free passenger experience or from in-vehicle advertising or commerce.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ivee Inside	Passenger-focused infotainment software.	Channel partners include ride-hail operators and fleet owners.
Ivee Cloud	Personalization technology	Channel partners include ride-hail operators and fleet owners

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The passenger entertainment industry is in its nascent stages. Few ride share operators offer an entertainment screen with an experience built for advertisers, not passengers (similar to a "Taxi TV"). The Company believes that its products are highly differentiated because they feature dynamic, passenger-centric, immersive, and fully-customizable user experiences.

Other industry participants include automobile manufacturers and suppliers, which are creating future vehicle concepts with connected cabin experiences for passengers.

Customer Base and Supply Chain

The Company currently has three revenue streams: (i) premium passenger experiences; (ii) commerce; and (iii) contextual advertisements.

The Company's customer base includes: (i) ride-hail operators that license Ivee technology or share revenue created by Ivee's technology; and (ii) advertisers and affiliates that promote goods and services via Ivee Cloud.

On November 18, 2021, the Company announced a partnership with Evolgo, a mobility operator with a fleet of premium electric vehicles that will roll out in Los Angeles, CA in early 2022. Ivee's first rollout with Evolgo kicked off on January 19, 2022 with Evolgo's ride-hailing company Opoli.

Intellectual Property

Registration No.	Title	Description	File Date	Grant Date	Country
6,019,515	IVEE	Service Mark Int'l Classes: 35, 39	May 14, 2018	March 24, 2020	USA
4,601,765	IVEE	Trademark/Service Mark Int'l Classes: 009, 014, 042	March 12, 2011	September 9, 2014	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Software & Product Development	52%	$13,000	52%	$556,400
Service Delivery	29%	$7,250	29%	$310,300
Sales & Marketing	8%	$2,000	8%	$85,600
Other	5%	$1,250	5%	$53,500
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

Software & Product Development. The Company plans to use a portion of the proceeds of the Offering for software and product development. Specifically, the Company will invest in software to personalize the user experience in the vehicle and in other form factors. The Company will also invest more in technologies, such as machine learning, to improve its use of proprietary data.

Service Delivery. The Company plans to use a portion of the proceeds of the Offering for service delivery. When Ivee's mobility operators implement Ivee Inside, Ivee will dedicate personnel to ensure every stage of service delivery is successful for the operator.

Sales & Marketing. The Company plans to use a portion of the proceeds of the Offering for sales and marketing. To promote the Ivee Inside software Ivee will attend trade shows, visit clients in person, and pay for digital advertisement.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alexandros Giannikoulis	Founder and Chief Executive Officer	Founder and CEO of Ivee (January 2018 – Present) Responsible for product strategy, customer development, fundraising, corporate strategy, and general executive responsibilities.	Northwestern University, B.A. in Economics and Communication (1999)
David Matthews	Director of Product & UX	Director of Product & UX at Ivee (March 2019 – Present) Responsible for product design, development, and architecture Founder and CEO of Ink Stain Design (Oct. 2002 – Oct. 2020) Responsible for product strategy, customer development, fundraising, corporate strategy, and general executive responsibilities.	Northwestern University, B.A. in Journalism (1999)
Wesley Lathan	Director of Engineering	Director of Engineering at Ivee (February 2021 – Present) Directs and oversees software engineering function in developing, releasing and maintaining software applications and operating systems according to business needs. Senior Manager XaaS Development and IT at Lenovo (March 2019 – Present) Managed Xaas development and IT functions for business growth	Western Governors University, B.A. in Information Technology (2012)
Wendy Wen	Director of Operations	Dir. of Operations at Ivee (March 2022 - Present) Oversees Company's daily activities. Operations Lead at Abstract Ops (May 2021 – Mar 2022) Oversee the maintenance and deployment of product development and supporting mobility operators and fleet partners. Senior Manager at Impetus Consulting Group (June 2016 to May 2021)	Northwestern University, B.S. in Industrial Engineering (2014)

		Managed projects and served as main point of contact for clients.	

Biographical Information

Alexandros Giannikoulis. Ivee's founder, Alex Giannikoulis, is a serial entrepreneur with 3 previous exits. Alex spent 15 years at start-ups responsible for sales, marketing, and business development. Ivee's founder also spent 3 years venture capital investing in companies including Lyft, Snap, Zum, B8ta, Jiobit, and Lightstream.

David Matthews. Ivee's founder, Alex Giannikoulis, is a serial entrepreneur with 3 previous exits. Alex spent 15 years at start-ups responsible for sales, marketing, and business development. Ivee's founder also spent 3 years venture capital investing in companies including Lyft, Snap, Zum, B8ta, Jiobit, and Lightstream.

Wesley Lathan. Ivee's Director of Engineering, Wes Lathan, has over 25 years experience in software development and management. Wes has nearly 15 years experience at Microsoft leading various initiatives including identity management for Windows Live and MSN Advertising's internal management tool, AdBuilder.

Wendy Wen. Ivee's Director of Operations, Wendy Wen, has 8 years of experience in management consulting and operations. Wendy's client base has included Fortune 500 companies as well as early stage start-ups.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 11,600,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). 10,600,000 shares are designated as Class A Common Stock, the holders of which are entitled to one vote per share, and 1,000,000 shares are designated as Class B Common Stock and have no voting rights.

On February 22, 2022, the Company amended its Certificate of Incorporation to increase the amount of authorized Class A Common Stock from 10,000,000 to 11,600,000.

At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,600,000 shares of Class A Common Stock and 0 shares of Class B Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	10,600,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional shares of Common Stock which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	93.00%

Type	Class B Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional shares of Common Stock which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.00%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Simple Agreements for Future Equity (SAFE)
Amount Outstanding	$1,030,038
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
Material Terms	25% discount $5,000,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFE issued in this round were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C/A, the percentage ownership of the Company by the holders of these SAFEs would be 18.16%.

Type	Simple Agreements for Future Equity (SAFE)
Amount Outstanding	$525,000
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
Material Terms	25% discount $8,000,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFE issued in this round were to convert at a valuation of $8,000,000 immediately prior to the filing of this Form C/A, the percentage ownership of the Company by the holders of these SAFEs would be 4.92%.

.

Type	Simple Agreements for Future Equity (SAFE)
Amount Outstanding	$295,000
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
Material Terms	20% discount $8,500,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFE issued in this round were to convert at a valuation of $8,500,000 immediately prior to the filing of this Form C/A, the percentage ownership of the Company by the holders of these SAFEs would be 2.52%

.

Type	Simple Agreements for Future Equity (SAFE)
Amount Outstanding	$450,000
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
Material Terms	20% discount $10,000,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFE issued in this round were to convert at a valuation of $10,000,000 immediately prior to the filing of this Form C/A, the percentage ownership of the Company by the holders of these SAFEs would be 3.61%.

Type	Simple Agreements for Future Equity (SAFE)
Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
Material Terms	20% discount $11,000,000 post-money valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFE issued in this round were to convert at a valuation of $11,000,000 immediately prior to the filing of this Form C/A, the percentage ownership of the Company by the holders of these SAFEs would be 0.8%.

Type	Options to Purchase Common Stock under the Company's 2019 Equity Incentive Plan
Amount Outstanding	275,930 outstanding options (1,000,000 reserved for issuance)
Voting Rights	Holders of Options are not entitled to vote
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional options to purchase shares of Common Stock at a later date. The availability of any shares of the Company's Common Stock issued pursuant to the exercise of such options may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.00% on a fully diluted basis*

*Includes issued and outstanding options and options available for future issuances.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	SBA Economic Injury Recovery Loan
Creditor	Small Business Administration
Amount Outstanding	$188,000
Interest Rate and Amortization Schedule	3.75% with a 30-year amortization
Description of Collateral	Assets of Ivee, LLC including property and receivables*
Other Material Terms	n/a
Maturity Date	July 23, 2051
Date Entered Into	July 23, 2021

* This loan was taken out by the Company's subsidiary Ivee, LLC.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Alexandros Giannikoulis	9,000,000 shares of Class A Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Ivee NEVP, Inc. was formed in Delaware as a limited liability company on May 8, 2018, and converted into a Delaware corporation on December 31, 2020. Ivee is headquartered in Mount Prospect, Illinois.

The Company conducts its business through its majority-owned subsidiary Ivee, LLC, a Delaware corporation formed on May 8, 2018. Our financial statements include the financial results of Ivee, LLC and Ivee LA, LLC.

Cash and Cash Equivalents

As of April 30, 2022, the Company had an aggregate of $313,905 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

At present, the Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This amendment is filed to: (i) include Exhibits A-E to the Offering Memorandum; and (ii) disclose the issuance and terms of a new Simple Agreement for Future Equity; and (iii) make other conforming changes to the disclosures in the Capitalization tables. .

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	5 Notes $1,030,038	Software and product development, service delivery, and sales and marketing	May 8, 2018	Reg D 506(b)
SAFE	15 Notes $525,000	Software and product development, service delivery, and sales and marketing	August 10, 2020	Reg D 506(b)
SAFE	7 Notes $295,000	Software and product development, service delivery, and sales and marketing	February 6, 2021	Reg D 506(b)
SAFE	5 Notes $450,000	Software and product development, service delivery, and sales and marketing	October 18, 2021	Reg D 506(b)
SAFE	2 Notes $100,000	Software and product development, service delivery, and sales and marketing	March 25, 2022	Reg D 506(b)
Options to Purchase Common stock pursuant to the Company's 2019 Equity Incentive Plan	275,930	Software and product development, service delivery, and sales and marketing	July 31, 2019	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: No qualifying transactions have occurred during the relevant period.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided*

(i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<ins>Conversion Upon the First Equity Financing (Early Investors)</ins>

Each Investor who invests on or before 11:59:59 P.M. (U.S. Pacific Time) on June 10, 2022 will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $11,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Early Investors**."

<ins>Conversion Upon the First Equity Financing (Standard Investors)</ins>

Each Investor who invests on or after 12:00:00 A.M. (U.S. Pacific Time) on June 11, 2022 will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $12,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Standard Investors**."

<ins>Conversion After the First Equity Financing</ins>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<ins>Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)</ins>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $11,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Alex Giannikoulis
_____
(Signature)

Alex Giannikoulis
_____
(Name)

Chief Executive Officer
_____
Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alex Giannikoulis
_____
(Signature)

Alex Giannikoulis
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

June 28, 2022
_____
(Date)

EXHIBIT A

Financial Statements

IVEE NEVP, INC AND ITS SUBSIDIARIES

Unaudited consolidated financial statements
Years ended December 31, 2021 and 2020

With independent accountant's review report

IVEE NEVP, INC AND ITS SUBSIDIARIES
Table of contents
Years ended December 31, 2021 and 2020
(Unaudited)

To the Board of Directors
IVEE NEVP, INC AND ITS SUBSIDIARIES
Chicago, IL

We have reviewed the accompanying consolidated financial statements of Ivee Nevp, Inc (a corporation) and subsidiaries which comprise the balance sheet as of December 31, 2021, and 2020, and the related income statements, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis or reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Stephanie Rodriguez

Stephanie Rodriguez, CPA
Lic # AC46633
Miami, FL
April 11th, 2022

IVEE NEVP, INC AND ITS SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2021 and 2020
(Unaudited)

	Notes	2021	2020
Assets			
Current assets			
Cash and cash equivalents	2	443,935	397,057
Other current assets		-	12,574
Total current assets		443,935	409,631
Non-current assets			
Property and equipment, net	2	6,795	26,582
Intangibles, net	2	86,847	68,131
Stockholders' receivable	2	19,467	19,351
Total non-current assets		113,109	114,064
Total assets		557,044	523,695
Liabilities and stockholder's equity			
Liabilities			
Current liabilities			
Credit card and loans	3	194,733	103,471
Total current liabilities		194,733	103,471
Total liabilities		194,733	103,471
Stockholders' equity			
Common stock		900	-
Additional paid-in capital SAFEs	4	2,293,739	1,548,739
Accumulated deficit		(1,914,297)	(1.118.522)
Total stockholders' controlling participation		380,342	430.217
Non-controlling participation		(18,031)	(9.993)
Total stockholders' equity		362.311	420.224
Total liabilities and stockholders' equity		557,044	523.695

See independent accountant's review report and the notes to the financial statements

IVEE NEVP, INC AND ITS SUBSIDIARIES
Consolidated Income Statements
Years ended December 31, 2021, and 2020
(Unaudited)

	2021	2020
Gross profit		
Revenue	88,723	131,898
Cost of revenue	78,394	51,490
Gross profit	10,329	80,408
Operating expenses		
Payroll expenses	157,875	283,894
Sales, general and administrative	670,882	175,709
Depreciation and amortization	9,002	8,630
Total operating expenses	837,759	468,233
Net operating loss	(837,759)	(387,825)
Non-operating income (expenses)		
Other income	23,617	3,745
Total non-operating income (expenses)	23,617	3,745
Net loss	(803,813)	(384,080)
Net loss attributable to controlling interest	(795,775)	(380,562)
Net loss attributable to non-controlling interest	(8,038)	(3,518)
	(803,813)	(384,080)

See independent accountant's review report and the notes to the financial statements

IVEE NEVP, INC AND ITS SUBSIDIARIES
Consolidated statements of changes in stockholders' equity
Years ended December 31, 2021 and 2020
(Unaudited)

	Common stock Class A	Additional paid-in capital	Accumulated deficit	Non-controlling participation	Total Stockholders' Equity
Ending balance, December 31, 2019	-	841,938	(737,960)	(6,475)	97,503
Additional paid-in capital SAFEs	-	713,100	-	-	713,100
Dividend	-	(6,299)	-	-	(6,299)
Net loss	-	-	(380,562)	(3,518)	(384,080)
Ending balance, December 31, 2020	-	1,548,739	(1,118,522)	(9,993)	420,224
Class A shares issued	900	-	-	-	900
Additional paid-in capital SAFEs	-	745,000	-	-	745,000
Net loss	-	-	(795,775)	(8,038)	(803,813)
Ending balance, December 31, 2021	900	2,293,739	(1,914,297)	(18,031)	362,311

See independent accountant's review report and the notes to the financial statements

IVEE NEVP, INC AND ITS SUBSIDIARIES
Consolidated statements of cash flows
Years ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Cash flows from operating activities		
Net loss	(803,813)	(384,080)
Adjustments to reconcile net loss to net cash used for operations:		
Depreciation and amortization	9,002	8,630
(Increase) decrease in assets		
Stockholders' receivable	(116)	(19,351)
Other current assets	12,574	
Increase (decrease) in liabilities		
Stockholders' payable	-	(2,800)
Cash flows used in operating activities	(782,353)	(397.601)
Cash flows from investing activities		
Disincorporation of property and equipment	17,069	36,400
Purchase of intangibles	(25,000)	-
Cash flows used in (provided by) investing activities	(7,931)	36,400
Cash flows from financing activities		
Credit and loans	91,262	30,728
Additional paid-in capital SAFEs	745,000	713,100
Dividend	-	(6,299)
Common stock	900	-
Cash flows provided by financing activities	837,162	737,529
Net increase in cash	46,878	376,328
Cash at beginning of year	397,057	20,729
Cash at end of year	443,935	397,057

See independent accountant's review report and the notes to the financial statements

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

NOTE 1 - NATURE OF OPERATIONS

Ivee NEVP, Inc and its subsidiaries (the "company") is a Delaware corporation incorporated on December 31, 2020. The company develops in-vehicle technology and products to enhance and personalize passenger experience and rides, with a variety of signature products such as Ivee Inside, an in-vehicle infotainment software for next-generation vehicles with features like a dynamic and contextualized user interface, and Ivee Cloud, a cloud-based personalization software. The company began operations in 2018 as Ivee NEVP, LLC and was then converted to a C-Corp in December 2020. The company is headquartered in Chicago, IL.

Between December 2020 and January 2021, the company commenced legal procedures to modify its corporate form, converting from a Delaware limited liability company to a Delaware corporation.

On December 18, 2020, Alex Giannikoulis, as the company's Members and Managers, consented to approvals, grants of authority, directions, and actions contemplated and set forth in the consent of the members and managers of Ivee NEVP, LLC, resolved and executed in lieu of a meeting, by which, pursuant to section 265(h) of the Delaware limited liability company act, the members and managers deemed advisable and in the best interests of the company: (i) to file a certificate of conversion attached thereto, with the Delaware secretary of state, and; (ii) to file a certificate of Incorporation with the Delaware secretary of state, which was thereby adopted and approved, with Mr. Giannikoulis acting as the company's incorporator.

The Company has relied on the issuance of securing loans and stock agreements to fund its operations. Since inception, the Company incurred recurring losses which raise substantial concern about the Company's ability to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

b) Fiscal year

The company operates on a December 31st year-end.

c) Consolidation

As of December 31, 2020, the company's consolidated financial statements are prepared in conformity with US GAAP. It includes the accounts of the company and its subsidiaries which include the following: Ivee LA, LLC, a limited liability company (99% of ownership), and Ivee, LLC, a limited liability company (99% of ownership), Intercompany transactions and balances are eliminated in the consolidation. The accounting policies of the company and its subsidiary are consistent.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

Dissolution of Ivee LA, LLC

On December 22, 2020, the company's CEO, Alex Giannikoulis, filed for dissolution of one of the company's subsidiaries Ivee LA, LLC before the Delaware Secretary of State. A Certificate of Cancellation was subsequently issued by the Secretary of State of Delaware. On March 10, 2021, Mr. Giannikoulis filed for LLC Termination before the California Secretary of State, and a Certificate of Cancellation was subsequently issued and executed by the same authority on March 12, 2021.

d) Going concern

The financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

e) Use of estimates

The preparation of the financial statement in conformity with US GAAP, requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

f) Risks and uncertainties

The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict nor control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

g) Concentrations of credit risk in cash and cash equivalents

The company maintains its cash balance in two financial institutions. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the fiscal year, the

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

company's cash in bank balances exceeded the Federally insured limits. As of December 31, 2021, and 2020, the company had $443,935 and $397,057 of cash and cash equivalent, respectively.

h) Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 5 and 7 years. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs related to manufacturing equipment are borne by licensees (partner entities), and major improvements are capitalized.

The company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. There were no impairment losses during the years ended December 31, 2021 and 2020.

Property and equipment consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Leasehold improvements	-	17,991
Computer equipment	13,590	13,590
Property and equipment, gross	13,590	31,581
Accumulated depreciation	(6,795)	(4,999)
Property and equipment, net	6,795	26,582

i) Intangibles

Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets between 7 and 15 years. The company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that may indicate that impairments exist. There were no impairment losses during the years ended December 31, 2021 and 2020.

Intangibles consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Organizational costs	34,314	34,314
Startup costs	57,445	57,445
NEVP Trademark	25,000	-
Intangibles, gross	116,759	91,759
Accumulated amortization	(29,912)	(23,628)
Intangibles, net	86,847	68,131

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

j) Accrued salary

The company approved the memorialization of the sum of $243,000 that is due as accrued salary to Alex Giannikoulis, the company's CEO, a decision that was ratified, confirmed, adopted, and approved by the board of directors, thereby authorizing the payment of such sum upon the earlier of a liquidity event or termination without cause.

k) Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities,
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means,
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

l) Revenue recognition

The company recognizes revenue related to its platform when (i) persuasive evidence of an arrangement exists, (ii) services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

m) Income taxes

Until 2020, the company was a limited liability Company. The partnership was not a taxpaying entity for federal income tax purposes, and thus no income tax expense had been recorded in the statements. Income from the partnership was taxed to the members in their individual returns.

After the conversion, the company is taxed as a "C" Corporation. There is no income tax provision for the Company for the year ending December 31, 2021 as it incurred a taxable loss. The Company has not filed its income tax return for the period ended December 31, 2021, which when filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

n)   Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE 3 - CREDIT CARD AND LOANS

Loans consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Current		
Credit cards	6,733	29,071
Current	6,733	29,071
Non-current		
Small Business Administration	188,000	74,400
Non-current	188,000	74,400
Loans	194,733	103,471

Credit cards

Credit cards are used to pay obligations of the company to suppliers of goods and services obtained in the ordinary course of business. Credit cards accrue interest at a market rate.

Small Business Administration (SBA loan)

During, 2020, Ivee LA, LLC and Ivee, LLC, subsidiaries of the company (the "Borrower"), entered into a loan authorization and agreement with the Small Business Administration (SBA), as part of the federal government's COVID-19 Economic Injury Disaster Loan program. The loan authorization and agreement was supported by a promissory Note. By virtue of the Agreement, the Borrower received a loan of $19,500 for Ivee LA, a subsidiary that is now dissolved.

For Ivee, LLC, an initial loan of $54,000 was granted in 2020 and an additional loan of $135,000 in 2021 for a total of $188,000.

The Borrower agreed to installment payments, including principal and interest with an interest rate of 3.75% per annum, an interest that will accrue only on funds actually advanced from the date of each advance. Payments will begin twelve (12) months from the date of the promissory Note, and the balance of principal and interest will be payable altogether thirty (30) years from the date of the promissory Note. As of the date of this report, according to management, no payment has been required.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

NOTE 4 - STOCKHOLDER'S EQUITY

Common Stock

Authorized 10,000,000 shares, par value $0,0001, of which 9,000,000 authorized and unissued shares of common stock are hereby designated Class A Common Stock, and 1,000,000 authorized and unissued shares of common stock are hereby designated Class B Common Stock. As of December 31, 2021, 9,000,000 shares of common stock have been issued.

Operating Agreement

On April 8, 2019, the company's Amended and Restated Operating Agreement came into force and bound: (i) the company; (ii) Alex Giannikoulis, as its Founding Member, and; (iii) all other Holders listed on Schedule A thereto.

Such Amended and Restated Operating Agreement provided a basis for the company's governance, management, and daily activities as well as the rights and interests of members with respect to their interests, including, without limitation, allocations and distributions of net income and net losses, voting rights, transfers of units, among others.

Conversion of Ivee NEVP, LLC to Ivee NEVP, Inc.

In December 2020, the company decided to modify its corporate form from a Delaware limited liability company to a Delaware incorporated company.

As part of the steps taken for the aforementioned purpose, and pursuant to the consent of the members and the members and managers of Ivee NEVP, LLC, by then Ivee NEVP, Inc. already, on December 31, 2020, certain amended and restated operating agreement dated April 8, 2019, entered by and between the company (then Ivee NEVP, LLC) and Alex Giannikoulis as its founding member, was terminated by virtue of a termination agreement dated as of December 31, 2020, which both parties entered into by mutual consent and brought the aforementioned certain amended and restated operating agreement to an end thereof.

Having filed the certificate of conversion and certificate of Incorporation with the Delaware secretary of state, the company officially modified its corporate form from a Delaware limited liability company to a Delaware corporation. Additionally, by an Action of Incorporator, the company appointed the latter to serve as a director until a successor is duly elected and qualified.

Finally, pursuant to certain Action by Written Consent of the Stockholder of Ivee NEVP, Inc., Mr. Giannikoulis, being the sole stockholder of the company, adopted the company's new Bylaws attached thereto, ratified, confirmed, adopted, and approved his appointment to serve as director of the Corporation, along with his previous decisions, and was authorized to act in the name and on behalf of the company.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

Subsidiaries operating agreement

On May 8, 2018, Ivee LA, LLC, and Ivee, LLC, subsidiaries of the company entered into an operating agreement with the company (then Ivee NEVP, LLC). The agreement provides a basis for subsidiaries' governance and conduct of its business, in addition to setting forth rights and obligations with respect to the company's interests as a member, pursuant to the Delaware limited liability Company Act. By virtue of this agreement, the company's full, 99% ownership of the subsidiaries is recognized.

Additional paid-in capital SAFEs

Between May 2018 and October 2020, the company issued several Simple Agreements for Future Equity ("SAFEs") as part of pre-seed and seed campaigns, all worth a total of $1,555,038 with post-money valuation caps of $5,000,000 and $8,000,000 to various investors.

If an Equity Financing event occurs before the termination of such SAFEs, on their initial closing the SAFEs will automatically convert into the number of shares of safe preferred stock equal to the purchase amount divided by the conversion price.

These SAFEs were issued at a time in which the company was a limited liability company, and conversion procedures had not started at the time. Thus, appendix A with provisions special to limited liability companies is attached to all SAFEs separately.

During 2021, the company issued Simple Agreements for Future Equity ("SAFEs"), for $745,000 with post-money valuation caps of $8,500,000 and $10,000,000 to various investors.

As of the date of issue of these financial statements, the company has not held an equity financing event and none of the SAFE was converted to shares of safe preferred stock.

Option agreements with optionees

As of December 31st, 2021, several advisors, employees, and consultants were issued option grants (all, collectively, "optionees"). The company granted these optionees the right to purchase a total of 275,930 shares of Class B Common Stock in consideration for their services to the company.

Given the nature of the agreement and the relationship between the company and the optionees, assurance sections for the company are included in addition to those that regulate the exercise of option and purchase price, such as non-transferability of option and of purchased shares, company repurchase option, drag-along rights, among others.

A paragraph with a notice included in each agreement separately warns optionees of the substantial tax consequences, thus advisors had to consult their tax advisor regarding its issuance and the exercise thereof at their own expense and risk.

As of December 31, 2021, and 2020, no optionee has exercised any such options right of their share of the company's class B common stock.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

NOTE 5 - SUBSEQUENT EVENTS

Crowdfunding offering.

The company is offering (the "crowdfunding offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C as amended in order to receive any funding.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

Management's Evaluation

Management has evaluated subsequent events through April 11th, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	Ivee
Logo	
Headline	Personalizing the passenger experience

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Tags

Crowd SAFE, Companies, Coming Soon, Transportation, Tech

Pitch text

Summary

- Personalized User Experience software for ride-hail, self-driving cars, etc
- Raised $2M+ to date
- Founder is a serial entrepreneur with 3 exits
- Dir. of Engineering has 25+ years leading teams at Microsoft, Lenovo, etc.

- Revenue channels: revenue share, commerce, & contextual ads
- Innovation awards: Plug and Play, MediaPost, National Retail Federation
- Tested in nearly 200K rides

Problem

Mobility as a Service (MaaS) is a massive market



Mobility as a Service Market

$5 TRILLION

10x bigger than Mobile Phone Market

$420 Billion

but, MaaS struggles with profits...

- Net margin ~ 3%
- Average ride booking = $13.00

...and looming costs make it worse.

- Worker classification costs
- City congestion taxes
- Pollution taxes

How could the passenger experience be better?

*Better user experience leads to greater earnings
and customer loyalty*


Pre-Ride
In Ride
Post-Ride
Uber
Saved Preferences for Mood, Apps, Shopping
Connected Experience
Personalized

Solution

Cloud-based personalization with Ivee


Ivee Cloud Platform
Contextual Engine
User Profile
Marketplace
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To create remarkable end-to-end passenger experiences, Ivee's personalization software can be delivered to vehicles and mobile phones.

Ivee's Cloud Platform combines millions of proprietary data points + dozens of marketplace integrations with the trip details provided by mobility operators.

—

Turn time on the go into experiences

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Passengers choose how they want to spend their time:
Learning
Relaxing
Watching
Challenge your brain
What you didn't learn in school
Learn a new language fast with Fluent Forever
Try a guided meditation
Laugh more and stress less
Meditation and mindfulness with Camila Cabello
Watch latest trailers
Watch film shorts
Watch Ben Bailey hit New York with Revel
2
Ivee delivers dynamic, unique and personalized experiences
Smarter
Calmer
Happier

Product

Connected cars with Ivee Inside



ivee
Work
Watch
Relax
Tap here to activate ivee's voice assistant.
RELAX MODE
evolgo
Try a guided meditation
Laugh more and stress less
Tap to enjoy a relaxing massage during this ride.
Evolgo makes every ride as relaxing as a spa. Find out how.
Let Go of Stress
TAP TO PLAY MUSIC DURING YOUR RIDE.


Front-End
10"
Large Screen
4G tablets
Dynamic UI
Voice Assistant
Back-End
Context Eng.
User Profile
Marketplace

Mobility as a Service & self-driving vehicles will massively increase the time people spend as passengers.

Ivee's software turns vehicles into 3rd spaces that are as relaxing as a spa, as productive as an office, and as entertaining as a theater.

With Ivee, users' apps, content, & preferences follow them across vehicles and create whole new use cases for the car and Mobility as a Service.

My phone + Ivee Inside = Better Ride

Personalized

- Integrated apps
- Routines


Ivee
Good morning, Sarah!
Jump back into your favorite apps

Immersive

- Big-screen HD media
- Surround sound



Contextualized

- Apps & content by use case
- Recommended pick-up, offers, etc


Ivee
Relax
Play
Work
Explore
Learn
RELAX MODE
Calm
Tap to Begin Guided Meditation
Calm x LeBron James

How it works

Mobility operators integrated with Ivee can offer a personalized ride experience to their passengers.

Traction

Validation

Recognized for Innovation


Top 2%
PLUGANDPLAY
Brand & Retail Accelerator 2019
Top 3
MediaPost
Digital Out of Home Activation 2019
Top 25
CoMotion
Mobility Pioneers 2021
Top 50
NRF NATIONAL RETAIL FEDERATION
Startups 2020

Proven in Market

Passengers & Drivers Love Ivee Inside


31%
of passengers use Ivee
85
NPS
for Relaxing Ride Experience
200K
Rides with Ivee Inside
64%
Satisfied with Ivee's payment
96%
Driver's Satisfaction w/ Ivee Inside

Ready to Scale

—

Passengers are ready for Ivee

—

3rd party surveys from Methodify and Feedback Loop show:

- **35%** would pay more per ride for Ivee Inside
- **60%** would switch ride-hail operators for Ivee Inside
- **71%** would pay $5/month+ for Ivee Inside

methodify a delvinia company Feedback Loop™

—

A better User Experience (UX) is more lucrative

Better User Experience ⇒ Greater Earnings + Loyalty



Customers

Launched first mobility operator

Key Details:

- Integrated with Evolgo's subsidiary Opoli
- Launched in Teslas in Los Angeles on Jan. 19th, 2022
- Expanding to 100s of vehicles in 2022
- Trip details sent to Ivee Cloud


evolgo
with iveeinside
ivee
ivee

—

Access to 50M passengers/ year


First
3
Operators
Implementing
Ivee

1. National US operator
2. Global luxury operator
3. LA-based operator

Total vehicles = 20K+

Business Model

Time = money

Ivee's Better UX software can be monetized in 3 ways:


Rev. Share on
Premium Rides
NETFLIX
ivee


Commerce


Contextual Ads
Calm
Try a guided meditation
Laugh more and stress less
Tap to enjoy a relaxing massage during this ride.

—

Mobility operators generate earnings & loyalty with no risk

—

Objectives:	**Earnings**	**Loyalty**
Solution:	> Ads > Commerce > Ivee branded	**> No Ads** **> Commerce optional** **> Co-branded**
Features:	> Marketplace > Personalization > Analytics	> Marketplace > Personalization > Analytics
Pricing Model:	**FREE** +Rev Share on Ads & Commerce	**~$90/vehicle/month**

—

First product ⇒ Big & profitable business

—




$1M
1,000 vehicles
33%
Gross Margin
Ivee Leases HW
$10M
5,000 vehicles
55%
Gross Margin
Bring Your Own Device
$100M+
50,000 vehicles
75%
Gross Margin
Embedded HW

Market

Massive first market


At 5% of US Rides
SOM in 2025
$120 M
TAM in 2030
$25B
McKinsey&Company
Monetizing 5 minutes of a passenger's time
TAM in 2050
$200B
intel
New in-vehicle applications and content

The time spent in transit alone is a massive market. McKinsey and Intel value this at $25B and $200B respectively.

By delivering world-class software and remarkable passenger-centric experiences, Ivee will prosper in this hyper-growth market.

Competition

Ivee solved what others haven't

—


Better UX
Utility to passengers.
Not Taxi TV!
Fleet Supply
Partnerships with ride-hail
& fleet operators
Software Margin +
Scale
Ivee Cloud Platform
Cloud-based
personalization

Vision And Strategy

Just the beginning


In-Vehicle
In-App
New Verticals
TAM: $25B
⇒
$500B
Land
&
Expand

Ivee's software is designed to span across different form factors and into new verticals in the passenger economy.

Ivee's proprietary data, high passenger engagement, and distribution partnerships create a great fly-wheel effect for continued growth.

—

Use of funds

—

Ivee will increase our reach, invest deeper into our software, and expand
monetization. Key milestones include:

- 3 integrations with ride-hail operators
- 3M rides per year
- ARR of $5M+



Funding

$2.3M raised in
pre-seed stage

—

2018 R&D	2019 Awarded for Innovation	2020 Partnerships	2021 Mobility Operators
	PLUG**AND**PLAY MediaPost NRF NATIONAL RETAIL FEDERATION	brose GROUPON DRIZLY	POLI 
$0.3M	$0.8M	$1.6M	$2.3M

Founders

Alex Giannikoulis | Founder and CEO



- 15-years of experience with sales, marketing sales & BD at early-stage start-ups
- 3-years as a venture capitalist with placements in Snap, Lyft, Zum, JioBit
- Serial entrepreneur with 3 exits

Team

Alex Giannikoulis	Founder	Serial entrepreneur with 3 exits. * 15-years of experience with sales, marketing sales & BD at early-stage start-ups * 3-years as venture capitalist with placements in Snap, Lyft, Zum, JioBit
James Cowen	Advisor - Mobility	ex Head of strategy & corporate development at Gett & Cargo
Marni Schapiro	Advisor - Advertising	ex Head of Ad Sales at Google, Snap, Quibi

Peter Sellis	Advisor - Monetization	Head of Monetization at Snap
Chris Saad	Advisor - Mobility	ex Head of Product, Dev Platform Uber
Elliot Garbus	Advisor - Automotive	ex VP of Intel's Automotive Division
Wendy Wen	Director of Operations	8 years experience in management consulting & operations.
Dave Matthews	Dir. of Product & UX	18-years experience in UX & graphic design from web, social, and mobile * 14-years working with Ivee's founder
Wes Lathan	Director of Engineering	25+ years in engineering and management roles including Fortune 500 Microsoft & Lenovo. Strong background in user management, back-end systems, and cloud-based architecture.

Perks

$500	Quarterly preview of feature releases
$1,000	All of the above + Ask Me Anything video call with management team $20 ride credits with Ivee Inside partner
$2,500	All of the above + Invite to launch events with Ivee Inside partners $50 ride credits (total) with Ivee Inside partner
$5,000	All of the above + 1:1 call with Ivee's Founder $100 ride credits (total) with Ivee Inside partner
$10,000	All of the above + Invite to Ivee's Annual Summit $200 ride credits (total) with Ivee Inside partner
$25,000	All of the above + Dinner with management team at Ivee's Annual Summit $500 ride credits (total) with Ivee Inside partner

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Do you supply the hardware and software to customers?

If fleet operators or ride-hailing drivers don't already have an Ivee approved Android device, we provide it as part of our service.

Over time, we will not have to carry the hardware costs as fleet operators or car manufacturers will bring and support this equipment.

How does Ivee meet its sustainability commitment?

Since our inception on Earth Day 2018, we've committed to "Better Rides for people and the planet."
We've already incentivized 300K zero-emission miles traveled.
We provide the greatest incentives to vehicle partners with the most eco-friendly vehicles.

Ivee has joined the 1% for the Planet initiative and has taken the Salesforce 1% Pledge. We've dedicated 1% of our product, 1% of our people's time, and 1% of our profits to environmental causes that curb emissions.

To find out more go to www.goivee.com/sustainability

How big could Ivee be?

By focusing just on the in-vehicle experience, we'd be in a market that will be worth $25B in 2030 and $200B in 2050.

And our software is built to allow us to expand into the rest of the Passenger Economy market worth $500B.

Ivee's growth in an entirely new category has massive upside potential.

Examples of exits could be similar to Lear's purchase of Xevo for $320M.

Apple, Google, and Amazon all have experiences like this

Apple Car Play and Android Automotive are built for drivers.

When Apple, Google, and Amazon move into passenger modes they will not share data and customer insights with mobility operators. This walled garden approach is what they did and do with car manufacturers today.

Ivee doesn't do that. Ivee gives mobility operators various ways to enhance the UX beyond just co-branding. We will also share anonymized audience-level insights that help operators strengthen their relationships with their passengers.

Are you a software company or a hardware company?

A software company.
Our software can work on any Android device.

How is using Ivee in the vehicle better than just using my phone?

Like a Smart Speaker or a Smart Watch, an Ivee enabled vehicle complements your phone.

We've already started by **contextualizing** this by time, day, & location. We're now adding ride length, destination, etc.

Soon, we'll be releasing **personalized apps** that are automatically logged in for you and follow you across vehicles.

And with our partnerships with car suppliers like Brose and 2 luxury OEMs, we'll offer **immersive** experiences.

See some cool examples of what the future of mobility will look like from BMW and Toyota.

EXHIBIT C-1

Crowd SAFE for Early Investors

IVEE NEVP, INC.

Crowd SAFE for Early Investors
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, the "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Punch, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $11,000,000, if the subscription is made on or before 11:59:59 P.M. (U.S. Pacific Time) on June 10, 2022 ("**Early Investors**").

See Section 2 for certain additional defined terms.

1.   *Events*

      (a)   **Equity Financing**.

           (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) the Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the Securities and Exchange Commission that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the Securities and Exchange Commission.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

        (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

        (ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A,</u> contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PUNCH, INC.

By: _____
Name: Alex Giannikoulis
Title: Chief Executive Officer
               800 S. Waverly Place
               Mount Prospect, IL 60056
Email: alex@goivee.com

INVESTOR:

By: _____
Name:
Title:
Address:

Email:

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Ivee NEVP, Inc. (the "**Securities**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, the Nominee is authorized and empowered to vote and act on behalf of the Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Securities unless otherwise defined.

The Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of Ivee NEVP, Inc. Neither the Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to the Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, the Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are substantially the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being substantially the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, the Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of the Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Securities Exchange Act of 1934, as amended, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent the Investor provides the Issuer with any personally identifiable information in connection with the Investor's election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. The Investor irrevocably consents to such uses of the Investor's personally identifiable information for these purposes during the Term and the Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered as of the dates set forth below.

INVESTOR: NOMINEE:

                                                       Republic Investment Services LLC

By: _____   By: _____

Name: Name: Youngro Lee , CEO

Date: Date:

Ivee NEVP, Inc.

By: _____

Name: Alex Giannikoulis, CEO

Date:

EXHIBIT C-2

Crowd SAFE for Standard Investors

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

IVEE NEVP, INC.

Crowd SAFE for Standard Investors
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, the "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Punch, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $12,500,000, if the subscription is made on or after 12:00:00 A.M. (U.S. Pacific Time) on June 11, 2022 ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with <u>Sections 1(b)-(d)</u> (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **<u>Liquidity Event</u>**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this <u>Section 1(b)</u>, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding <u>Sections 1(b)(i)(2)</u> or <u>1(b)(ii)(2)</u>, if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u> would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **<u>Dissolution Event</u>**. If there is a Dissolution Event before this instrument terminates in accordance with <u>Sections 1(a)</u> or <u>1(b)</u>, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) the Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **<u>Termination</u>**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the Securities and Exchange Commission that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the Securities and Exchange Commission.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions.*

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A,</u> contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PUNCH, INC.

By: _____
Name: Alex Giannikoulis
Title: Chief Executive Officer
            800 S. Waverly Place
            Mount Prospect, IL 60056
Email: alex@goivee.com

INVESTOR:

By: _____
Name:
Title:
Address:

Email:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Ivee NEVP, Inc. (the "**Securities**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, the Nominee is authorized and empowered to vote and act on behalf of the Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Securities unless otherwise defined.

The Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of Ivee NEVP, Inc. Neither the Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to the Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, the Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are substantially the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being substantially the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, the Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of the Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Securities Exchange Act of 1934, as amended, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent the Investor provides the Issuer with any personally identifiable information in connection with the Investor's election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. The Investor irrevocably consents to such uses of the Investor's personally identifiable information for these purposes during the Term and the Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered as of the dates set forth below.

INVESTOR:

NOMINEE:

Republic Investment Services LLC

By: _____

Name:

Date:

By: _____

Name: Youngro Lee , CEO

Date:

Ivee NEVP, Inc.

By: _____

Name: Alex Giannikoulis, CEO

Date:

EXHIBIT D

Video Transcript

Video Transcript
Ivee Crowdfunding for Republic
2022

Automakers are already developing the next generation of AVs where the passenger cabin is flexible and shareable. But what will make these vehicles feel like a third living space between home and work? How can passengers better spend their 1.4 billion hours of transit time each year?	
At Ivee, our mission is to help people make the most of their time on the go. We're building technology that personalizes the passenger experience to make rides more productive, entertaining or relaxing.	
We do this with our proprietary cloud technologies, which allow us to offer personalized, connected travel experiences.	
Play your own music in high quality immersive audio when going out with friends.	
Enjoy a relaxing massage on your way home from work.	
Or lean back to watch YOUR apps on Ivee's 10-inch HD screen on your way to the airport.	
"Passengers don't need to own a self-driving car to enjoy these experiences. Our world-class team is already personalizing rides in Uber & Lyft vehicles in major US markets like Los Angeles and Miami."	
With nearly 200,000 rides completed, Ivee has been recognized for innovation by major institutions.	
"Over 100M rides per month take place with mobility operators in the US. This is fertile ground for Ivee to build and test a best-in-class product. Our first fleet integration with Evolgo in Los Angeles will generate hundreds of thousands of rides per year in their EVs."	
What's next for Ivee?	
"The same technology that powers our in-vehicle experience will move outside the vehicle to create end-to-end passenger experiences."	
Imagine what an Ivee powered experience could look like for the hospitality industry. From the airport, to the car, to the hotel, Ivee will power personalized, connected travel experiences.	

Ivee's the winning bet to make because we are a team of successful serial entrepreneurs. Because our product is built and proven in the market. And because our personalization software creates new use-cases in an enormous greenfield market worth $200B.	
Ivee creates Better Rides for people and the Planet. Join us for a Better Ride.	

EXHIBIT E

"Testing the Waters" Communications

 

Company Name	Ivee
Logo	
Headline	Personalizing the passenger experience

Slides


ivee
Relax
Watch
Work
Explore
Learn
Good morning, Sarah!
Jump back into your favorite apps
MasterClass
Headspace


ivee
Watch
Watch Trailers and Shorts
Watch TV Shows
SATURN

Tags

Coming soon, Startups, Transportation, Tech

Pitch text

Summary

- Personalized User Experience software for ride-hail, self-driving cars, etc
- Raised $2M+ to date
- Founder is a serial entrepreneur with 3 exits
- Dir. of Engineering has 25+ years leading teams at Microsoft, Lenovo, etc.

- Revenue channels: revenue share, commerce, & contextual ads
- Innovation awards: Plug and Play, MediaPost, National Retail Federation
- Tested in nearly 200K rides

Problem

Mobility as a Service (MaaS) is a massive market



but, MaaS struggles with profits...

- Net margin ~ 3%
- Average ride booking = $13.00

...and looming costs make it worse.

- Worker classification costs
- City congestion taxes
- Pollution taxes

How could the passenger experience be better?

*Better user experience leads to greater earnings
and customer loyalty*


Pre-Ride
In Ride
Post-Ride
Uber
Uber
Saved Preferences for Mood, Apps, Shopping
Connected Experience
Personalized

Solution

Cloud-based personalization with Ivee


Ivee Cloud Platform
Contextual Engine
User Profile
Marketplace
ivee
ivee

To create remarkable end-to-end passenger experiences, Ivee's personalization software can be delivered to vehicles and mobile phones.

Ivee's Cloud Platform combines millions of proprietary data points + dozens of marketplace integrations with the trip details provided by mobility operators.

Turn time on the go into experiences





1
Passengers choose how they want to spend their time:
Learning
Relaxing
Watching
Challenge your brain
What you didn't learn in school
Learn a new language fast with Fluent Forever
Try a guided meditation
Laugh more and stress less
Meditation and mindfulness with Camila Cabello
Watch latest trailers
Watch film shorts
Watch Ben Bailey hit New York with Revel
2
Ivee delivers dynamic, unique and personalized experiences
Smarter
Calmer
Happier

Product

Connected cars with Ivee Inside



ivee
Work
Watch
Relax
RELAX MODE
evolgo
Try a guided meditation
Laugh more and stress less
Tap to enjoy a relaxing massage during this ride.
Evolgo makes every ride as relaxing as a spa. Find out how.
Let Go of Stress
TAP TO PLAY MUSIC DURING YOUR RIDE.


Front-End
10"
Large Screen
4G tablets
Dynamic UI
Voice Assistant
Back-End
Context Eng.
User Profile
Marketplace

Mobility as a Service & self-driving vehicles will massively increase the time people spend as passengers.

Ivee's software turns vehicles into 3rd spaces that are as relaxing as a spa, as productive as an office, and as entertaining as a theater.

With Ivee, users' apps, content, & preferences follow them across vehicles and create whole new use cases for the car and Mobility as a Service.

My phone + Ivee Inside = Better Ride

Personalized

- Integrated apps
- Routines


Ivee
Relax
Watch
Work
Explore
Learn
Good morning, Sarah!
Jump back into your favorite apps
MasterClass
Headspace

Immersive

- Big-screen HD media
- Surround sound



Contextualized


Ivee
Relax
Play
Work
Explore
Learn
RELAX MODE
Calm
Tap to Begin Guided Meditation
Calm x LeBron James

- Apps & content by use case
- Recommended pick-up, offers, etc

How it works

Mobility operators integrated with Ivee can offer a personalized ride experience to their passengers.

Traction

Validation

Recognized for Innovation


Top 2%
PLUG AND PLAY
Brand & Retail Accelerator 2019
Top 3
MediaPost
Digital Out of Home Activation 2019
Top 25
CoMotion
Mobility Pioneers 2021
Top 50
NRF NATIONAL RETAIL FEDERATION
Startups 2020

Proven in Market

Passengers & Drivers Love Ivee Inside


31%
of passengers use Ivee
85
NPS
for Relaxing Ride Experience
200K
Rides with Ivee Inside
64%
Satisfied with Ivee's payment
96%
Driver's Satisfaction w/ Ivee Inside

Ready to Scale

—

Passengers are ready for Ivee

—

3rd party surveys from Methodify and Feedback Loop show:

- **35%** would pay more per ride for Ivee Inside
- **60%** would switch ride-hail operators for Ivee Inside
- **71%** would pay $5/month+ for Ivee Inside

methodify a delvinia company   Feedback Loop™

—

A better User Experience (UX) is more lucrative

Better User Experience ⇒ Greater Earnings + Loyalty



Customers

Launched first mobility operator

Key Details:

- Integrated with Evolgo's subsidiary Opoli
- Launched in Teslas in Los Angeles on Jan. 19th, 2022
- Expanding to 100s of vehicles in 2022
- Trip details sent to Ivee Cloud


evolgo
with iveeinside

—

Access to 50M passengers/ year


First
3
Operators
Implementing
Ivee

1. National US operator
2. Global luxury operator
3. LA-based operator

Total vehicles = 20K+

Business Model

Time = money

Ivee's Better UX software can be monetized in 3 ways:


Rev. Share on
Premium Rides
NETFLIX


Commerce


Contextual Ads

Mobility operators generate earnings & loyalty with no risk

Objectives:	Earnings	Loyalty
Solution:	> Ads > Commerce > Ivee branded	> No Ads > Commerce optional > Co-branded
Features:	> Marketplace > Personalization > Analytics	> Marketplace > Personalization > Analytics
Pricing Model:	FREE +Rev Share on Ads & Commerce	~$90/vehicle/month

First product ⇒ Big & profitable business




$1M
1,000 vehicles
33%
Gross Margin
Ivee Leases HW
$10M
5,000 vehicles
55%
Gross Margin
Bring Your Own Device
$100M+
50,000 vehicles
75%
Gross Margin
Embedded HW

Market

Massive first market


At 5% of US Rides
SOM in 2025
$120 M
TAM in 2030
$25B
McKinsey&Company
Monetizing 5 minutes of a passenger's time
TAM in 2050
$200B
intel
New in-vehicle applications and content

The time spent in transit alone is a massive market. McKinsey and Intel value this at $25B and $200B respectively.

By delivering world-class software and remarkable passenger-centric experiences, Ivee will prosper in this hyper-growth market.

Competition

Ivee solved what others haven't

—


Better UX
Utility to passengers. Not Taxi TV!
Fleet Supply
Partnerships with ride-hail & fleet operators
Software Margin + Scale
Ivee Cloud Platform
Cloud-based personalization

Vision

Just the beginning


In-Vehicle
In-App
New Verticals
TAM: $25B ⇒ $500B
Land & Expand

Ivee's software is designed to span across different form factors and into new verticals in the passenger economy.

Ivee's proprietary data, high passenger engagement, and distribution partnerships create a great fly-wheel effect for continued growth.

—

Use of funds

—

Ivee will increase our reach, invest deeper into our software, and expand monetization. Key milestones include:

- 3 integrations with ride-hail operators
- 3M rides per year
- ARR of $5M+



Investors

$2.3M raised in pre-seed stage

—

2018 R&D	2019 Awarded for Innovation	2020 Partnerships	2021 Mobility Operators
LOS ANGELES CALIFORNIA	PLUGANDPLAY MediaPost NRF NATIONAL RETAIL FEDERATION	brose GROUPON DRIZLY	POLI CONFIDENTIAL CONFIDENTIAL
$0.3M	$0.8M	$1.6M	$2.3M





Founders

Proven team

—

Management



Alex Giannikoulis
Founder & CEO
15-yrs expertise in
commercializing tech
3 previous exits



David Matthews
Dir. of Product & UX
20 yrs in UX & design
14 yrs working with Ivee CEO



Wes Lathan
Dir. of Engineering
25 yrs in SW dev & mgmt
Ex Microsoft & Lenovo



Wendy Wen
Dir. of Ops
8 yrs in operations &
management consulting



—

Advisors



Elliot Garbus

Ex VP of Automotive
at **Intel**

~$500M Business Unit



Chris Saad

ex Head of Product, Dev
Platform at **Uber**

IPO with $8.1B raise



Marni Schapiro

ex Head of Ad Sales at
Google, **Snap**, **Quibi**

Ad Sales of $100M+



Peter Sellis

Head of Monetization at
Snap, Inc.

IPO with $3.4B raise



Team

Alex Giannikoulis	Founder	Serial entrepreneur with 3 exits. * 15-years of experience with sales, marketing sales & BD at early-stage start-ups * 3-years as venture capitalist with placements in Snap, Lyft, Zum, JioBit
James Cowen	Advisor - Mobility	ex Head of strategy & corporate development at Gett & Cargo
Marni Schapiro	Advisor - Advertising	ex Head of Ad Sales at Google, Snap, Quibi
Peter Sellis	Advisor - Monetization	Head of Monetization at Snap

Chris Saad	Advisor - Mobility	ex Head of Product, Dev Platform Uber
Elliot Garbus	Advisor - Automotive	ex VP of Intel's Automotive Division
Wendy Wen	Director of Operations	5 years experience in management consulting & operations.
Dave Matthews	Dir. of Product & UX	18-years experience in UX & graphic design from web, social, and mobile * 14-years working with Ivee's founder
Wes Lathan	Director of Engineering	25+ years in engineering and management roles including Fortune 500 Microsoft & Lenovo. Strong background in user management, back-end systems, and cloud-based architecture.

Perks

$500	Quarterly preview of feature releases
$1,000	All of the above + Ask Me Anything video call with management team $20 ride credits with Ivee Inside partner
$2,500	All of the above + Invite to launch events with Ivee Inside partners $50 ride credits (total) with Ivee Inside partner
$5,000	All of the above + 1:1 call with Ivee's Founder $100 ride credits (total) with Ivee Inside partner
$10,000	All of the above + Invite to Ivee's Annual Summit $200 ride credits (total) with Ivee Inside partner
$25,000	All of the above + Dinner with management team at Ivee's Annual Summit $500 ride credits (total) with Ivee Inside partner

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
Do you supply the hardware and software to customers?	If fleet operators or ride-hailing drivers don't already have an Ivee approved Android device, we provide it as part of our service. Over time, we will not have to carry the hardware costs as fleet operators or car manufacturers will bring and support this equipment.
How does Ivee meet its sustainability commitment?	Since our inception on Earth Day 2018, we've committed to "Better Rides for people and the planet." We've already incentivized 300K zero-emission miles traveled. We provide the greatest incentives to vehicle partners with the most eco-friendly vehicles. Ivee has joined the 1% for the Planet initiative and has taken the Salesforce 1% Pledge. We've dedicated 1% of our product, 1% of our people's time, and 1% of our profits to environmental causes that curb emissions. To find out more go to www.goivee.com/sustainability

How big could Ivee be?

By focusing just on the in-vehicle experience, we'd be in a market that will be worth $25B in 2030 and $200B in 2050.

And our software is built to allow us to expand into the rest of the Passenger Economy market worth $500B.

Ivee's growth in an entirely new category has massive upside potential.

Examples of exits could be similar to Lear's purchase of Xevo for $320M.

Apple, Google, and Amazon all have experiences like this

Apple Car Play and Android Automotive are built for drivers.

When Apple, Google, and Amazon move into passenger modes they will not share data and customer insights with mobility operators. This walled garden approach is what they did and do with car manufacturers today.

Ivee doesn't do that. Ivee gives mobility operators various ways to enhance the UX beyond just co-branding. We will also share anonymized audience-level insights that help operators strengthen their relationships with their passengers.

Are you a software company or a hardware company?

A software company.
Our software can work on any Android device.

How is using Ivee in the vehicle better than just using my phone?

Like a Smart Speaker or a Smart Watch, an Ivee enabled vehicle complements your phone.

We've already started by **contextualizing** this by time, day, & location. We're now adding ride length, destination, etc.

Soon, we'll be releasing **personalized apps** that are automatically logged in for you and follow you across vehicles.

And with our partnerships with car suppliers like Brose and 2 luxury OEMs, we'll offer **immersive** experiences.

See some cool examples of what the future of mobility will look like from BMW and Toyota.

  **Republic**

Company Name	Ivee

Logo	

Headline	Personalizing the passenger experience

Slides


ivee
Relax
Watch
Work
Explore
Learn
Good morning, Sarah!
Jump back into your favorite apps
MasterClass
Headspace


ivee
Watch
Trailers
and Shorts
Watch TV
Shows
SATURN

Tags

Crowd SAFE, Companies, Coming Soon, Transportation, Tech

Pitch text

Summary

- Personalized User Experience software for ride-hail, self-driving cars, etc
- Raised $2M+ to date
- Founder is a serial entrepreneur with 3 exits
- Dir. of Engineering has 25+ years leading teams at Microsoft, Lenovo, etc.

- Revenue channels: revenue share, commerce, & contextual ads
- Innovation awards: Plug and Play, MediaPost, National Retail Federation
- Tested in nearly 200K rides

Problem

Mobility as a Service (MaaS) is a massive market



Mobility as a Service Market

$5 TRILLION

10x bigger than Mobile Phone Market

$420 Billion

but, MaaS struggles with profits...

- Net margin ~ 3%
- Average ride booking = $13.00

...and looming costs make it worse.

- Worker classification costs
- City congestion taxes
- Pollution taxes

How could the passenger experience be better?

*Better user experience leads to greater earnings
and customer loyalty*


Pre-Ride
In Ride
Post-Ride
Uber
Saved Preferences for Mood, Apps, Shopping
Connected Experience
Personalized

Solution

Cloud-based personalization with Ivee


Ivee Cloud Platform
Contextual Engine
User Profile
Marketplace
ivee

To create remarkable end-to-end passenger experiences, Ivee's personalization software can be delivered to vehicles and mobile phones.

Ivee's Cloud Platform combines millions of proprietary data points + dozens of marketplace integrations with the trip details provided by mobility operators.

—

Turn time on the go into experiences

—


1
Passengers choose how they want to spend their time:
Learning
Relaxing
Watching
Challenge your brain
What you didn't learn in school
Learn a new language fast with Fluent Forever
Try a guided meditation
Laugh more and stress less
Meditation and mindfulness with Camila Cabello
Watch latest trailers
Watch film shorts
Watch Ben Bailey hit New York with Revel
2
Ivee delivers dynamic, unique and personalized experiences
Smarter
Calmer
Happier

Product

Connected cars with Ivee Inside


ivee
Work
Watch
Relax
Tap here to activate Ivee's voice assistant.
RELAX MODE
evolgo
Try a guided meditation
Laugh more and stress less
Evolgo makes every ride as relaxing as a spa. Find out how.
Tap to enjoy a relaxing massage during this ride.
Let Go of Stress
TAP TO PLAY MUSIC DURING YOUR RIDE.


Front-End
10"
Large Screen
4G tablets
Dynamic UI
Voice Assistant
Back-End
Context Eng.
User Profile
Marketplace

Mobility as a Service & self-driving vehicles will massively increase the time people spend as passengers.

Ivee's software turns vehicles into 3rd spaces that are as relaxing as a spa, as productive as an office, and as entertaining as a theater.

With Ivee, users' apps, content, & preferences follow them across vehicles and create whole new use cases for the car and Mobility as a Service.

My phone + Ivee Inside = Better Ride

Personalized

- Integrated apps
- Routines


Good morning, Sarah!
Jump back into your favorite apps

Immersive

- Big-screen HD media
- Surround sound



Contextualized

- Apps & content by use case
- Recommended pick-up, offers, etc


Ivee
Relax
Play
Work
Explore
Learn
RELAX MODE
Calm
Meditate with LeBron James
Tap to Begin Guided Meditation
Calm x LeBron James

How it works

Mobility operators integrated with Ivee can offer a personalized ride experience to their passengers.

Traction

Validation

Recognized for Innovation


Top 2%
PLUG AND PLAY
Brand & Retail Accelerator 2019
Top 3
MediaPost
Digital Out of Home Activation 2019
Top 25
CoMotion
Mobility Pioneers 2021
Top 50
NRF NATIONAL RETAIL FEDERATION
Startups 2020

Proven in Market

Passengers & Drivers Love Ivee Inside


31%
of passengers use Ivee
85
NPS
for Relaxing Ride Experience
200K
Rides with Ivee Inside
64%
Satisfied with Ivee's payment
96%
Driver's Satisfaction w/ Ivee Inside

Ready to Scale

—

Passengers are ready for Ivee

—

3rd party surveys from Methodify and Feedback Loop show:

- **35%** would pay more per ride for Ivee Inside
- **60%** would switch ride-hail operators for Ivee Inside
- **71%** would pay $5/month+ for Ivee Inside

methodify a delvinia company Feedback Loop™

—

A better User Experience (UX) is more lucrative

Better User Experience ⇒ Greater Earnings + Loyalty



Customers

Launched first mobility operator

Key Details:

- Integrated with Evolgo's subsidiary Opoli
- Launched in Teslas in Los Angeles on Jan. 19th, 2022
- Expanding to 100s of vehicles in 2022
- Trip details sent to Ivee Cloud


evolgo
with iveeinside
ivee
ivee

—

Access to 50M passengers/ year


First
3
Operators
Implementing
Ivee

1. National US operator
2. Global luxury operator
3. LA-based operator

Total vehicles = 20K+

Business Model

Time = money

Ivee's Better UX software can be monetized in 3 ways:


Rev. Share on
Premium Rides
NETFLIX
ivee


Commerce


Contextual Ads
Calm

—

Mobility operators generate earnings & loyalty with no risk

—

Objectives:	**Earnings**	**Loyalty**
Solution:	> Ads > Commerce > Ivee branded	> **No Ads** > **Commerce optional** > **Co-branded**
Features:	> Marketplace > Personalization > Analytics	> Marketplace > Personalization > Analytics
Pricing Model:	**FREE** +Rev Share on Ads & Commerce	**~$90/vehicle/month**

—

First product ⇒ Big & profitable business

—





$1M
1,000 vehicles
33%
Gross Margin
Ivee Leases HW
$10M
5,000 vehicles
55%
Gross Margin
Bring Your Own Device
$100M+
50,000 vehicles
75%
Gross Margin
Embedded HW

Market

Massive first market


At 5% of US Rides
SOM in 2025
$120 M
TAM in 2030
$25B
McKinsey&Company
Monetizing 5 minutes of a passenger's time
TAM in 2050
$200B
intel
New in-vehicle applications and content

The time spent in transit alone is a massive market. McKinsey and Intel value this at $25B and $200B respectively.

By delivering world-class software and remarkable passenger-centric experiences, Ivee will prosper in this hyper-growth market.

Competition

Ivee solved what others haven't

—


Better UX
Utility to passengers. Not Taxi TV!
Fleet Supply
Partnerships with ride-hail & fleet operators
Software Margin + Scale
Ivee Cloud Platform
Cloud-based personalization

Vision And Strategy

Just the beginning


In-Vehicle
In-App
New Verticals
TAM: $25B ⇒ $500B
Land & Expand

Ivee's software is designed to span across different form factors and into new verticals in the passenger economy.

Ivee's proprietary data, high passenger engagement, and distribution partnerships create a great fly-wheel effect for continued growth.

—

Use of funds

—

Ivee will increase our reach, invest deeper into our software, and expand monetization. Key milestones include:

- 3 integrations with ride-hail operators
- 3M rides per year
- ARR of $5M+



Funding

$2.3M raised in pre-seed stage

—

2018 R&D	2019 Awarded for Innovation	2020 Partnerships	2021 Mobility Operators
	PLUGANDPLAY MediaPost NRF NATIONAL RETAIL FEDERATION	 brose GROUPON DRIZLY	OPOLI  CONFIDENTIAL CONFIDENTIAL
$0.3M	$0.8M	$1.6M	$2.3M

Founders

Proven team

—

Management



Alex Giannikoulis

Founder & CEO

15-yrs expertise in
commercializing tech
3 previous exits



David Matthews

Dir. of Product & UX

20 yrs in UX & design
14 yrs working with Ivee CEO



Wes Lathan

Dir. of Engineering

25 yrs in SW dev & mgmt
Ex Microsoft & Lenovo



Wendy Wen

Dir. of Ops

8 yrs in operations &
management consulting



—

Advisors



Elliot Garbus

Ex VP of Automotive
at **Intel**

~$500M Business Unit



Chris Saad

ex Head of Product, Dev
Platform at **Uber**

IPO with $8.1B raise



Marni Schapiro

ex Head of Ad Sales at
Google, **Snap**, **Quibi**

Ad Sales of $100M+



Peter Sellis

Head of Monetization at
Snap, Inc.

IPO with $3.4B raise



Team

Alex Giannikoulis	Founder	Serial entrepreneur with 3 exits. * 15-years of experience with sales, marketing sales & BD at early-stage start-ups * 3-years as venture capitalist with placements in Snap, Lyft, Zum, JioBit	
James Cowen	Advisor - Mobility	ex Head of strategy & corporate development at Gett & Cargo	
Marni Schapiro	Advisor - Advertising	ex Head of Ad Sales at Google, Snap, Quibi	
Peter Sellis	Advisor - Monetization	Head of Monetization at Snap	

	Chris Saad	Advisor - Mobility	ex Head of Product, Dev Platform Uber
	Elliot Garbus	Advisor - Automotive	ex VP of Intel's Automotive Division
	Wendy Wen	Director of Operations	8 years experience in management consulting & operations.
	Dave Matthews	Dir. of Product & UX	18-years experience in UX & graphic design from web, social, and mobile * 14-years working with Ivee's founder
	Wes Lathan	Director of Engineering	25+ years in engineering and management roles including Fortune 500 Microsoft & Lenovo. Strong background in user management, back-end systems, and cloud-based architecture.

Perks

$500	Quarterly preview of feature releases
$1,000	All of the above + Ask Me Anything video call with management team $20 ride credits with Ivee Inside partner
$2,500	All of the above + Invite to launch events with Ivee Inside partners $50 ride credits (total) with Ivee Inside partner
$5,000	All of the above + 1:1 call with Ivee's Founder $100 ride credits (total) with Ivee Inside partner
$10,000	All of the above + Invite to Ivee's Annual Summit $200 ride credits (total) with Ivee Inside partner
$25,000	All of the above + Dinner with management team at Ivee's Annual Summit $500 ride credits (total) with Ivee Inside partner

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Do you supply the hardware and software to customers?

If fleet operators or ride-hailing drivers don't already have an Ivee approved Android device, we provide it as part of our service.

Over time, we will not have to carry the hardware costs as fleet operators or car manufacturers will bring and support this equipment.

How does Ivee meet its sustainability commitment?

Since our inception on Earth Day 2018, we've committed to "Better Rides for people and the planet."
We've already incentivized 300K zero-emission miles traveled.
We provide the greatest incentives to vehicle partners with the most eco-friendly vehicles.

Ivee has joined the 1% for the Planet initiative and has taken the Salesforce 1% Pledge. We've dedicated 1% of our product, 1% of our people's time, and 1% of our profits to environmental causes that curb emissions.

To find out more go to www.goivee.com/sustainability

How big could Ivee be?

By focusing just on the in-vehicle experience, we'd be in a market that will be worth $25B in 2030 and $200B in 2050.

And our software is built to allow us to expand into the rest of the Passenger Economy market worth $500B.

Ivee's growth in an entirely new category has massive upside potential.

Examples of exits could be similar to Lear's purchase of Xevo for $320M.

Apple, Google, and Amazon all have experiences like this

Apple Car Play and Android Automotive are built for drivers.

When Apple, Google, and Amazon move into passenger modes they will not share data and customer insights with mobility operators. This walled garden approach is what they did and do with car manufacturers today.

Ivee doesn't do that. Ivee gives mobility operators various ways to enhance the UX beyond just co-branding. We will also share anonymized audience-level insights that help operators strengthen their relationships with their passengers.

Are you a software company or a hardware company?

A software company.
Our software can work on any Android device.

How is using Ivee in the vehicle better than just using my phone?

Like a Smart Speaker or a Smart Watch, an Ivee enabled vehicle complements your phone.

We've already started by **contextualizing** this by time, day, & location. We're now adding ride length, destination, etc.

Soon, we'll be releasing **personalized apps** that are automatically logged in for you and follow you across vehicles.

And with our partnerships with car suppliers like Brose and 2 luxury OEMs, we'll offer **immersive** experiences.

See some cool examples of what the future of mobility will look like from BMW and Toyota.

 **Republic**

Company Name	Ivee
Logo	
Headline	Personalizing the passenger experience

Slides


ivee
Relax
Watch
Work
Explore
Learn
Good morning, Sarah!
Jump back into your favorite apps
MasterClass
Headspace


ivee
Watch
Watch Trailers and Shorts
Watch TV Shows
SATURN

Tags

Crowd SAFE, Companies, Coming Soon, Transportation, Tech

Pitch text

Summary

- Personalized User Experience software for ride-hail, self-driving cars, etc
- Raised $2M+ to date
- Founder is a serial entrepreneur with 3 exits
- Dir. of Engineering has 25+ years leading teams at Microsoft, Lenovo, etc.

- Revenue channels: revenue share, commerce, & contextual ads
- Innovation awards: Plug and Play, MediaPost, National Retail Federation
- Tested in nearly 200K rides

Problem

Mobility as a Service (MaaS) is a massive market



but, MaaS struggles with profits...

- Net margin ~ 3%
- Average ride booking = $13.00

...and looming costs make it worse.

- Worker classification costs
- City congestion taxes
- Pollution taxes

How could the passenger experience be better?

*Better user experience leads to greater earnings
and customer loyalty*


Pre-Ride
In Ride
Post-Ride
Uber
Uber
Saved Preferences for Mood, Apps, Shopping
Connected Experience
Personalized

Solution

Cloud-based personalization with Ivee


Ivee Cloud Platform
Contextual Engine
User Profile
Marketplace
ivee
ivee

To create remarkable end-to-end passenger experiences, Ivee's personalization software can be delivered to vehicles and mobile phones.

Ivee's Cloud Platform combines millions of proprietary data points + dozens of marketplace integrations with the trip details provided by mobility operators.

—

Turn time on the go into experiences

—





1
Passengers choose how they want to spend their time:
Learning
Relaxing
Watching
Challenge your brain
What you didn't learn in school
Learn a new language fast with Fluent Forever
Try a guided meditation
Laugh more and stress less
Meditation and mindfulness with Camila Cabello
Watch latest trailers
Watch film shorts
Watch Ben Bailey hit New York with Revel
2
Ivee delivers dynamic, unique and personalized experiences
Smarter
Calmer
Happier

Product

Connected cars with Ivee Inside



ivee
Work
Watch
Relax
Tap here to activate ivee's voice assistant.
RELAX MODE
evolgo
Try a guided meditation
Laugh more and stress less
evolgo
Evolgo makes every ride as relaxing as a spa. Find out how.
Tap to enjoy a relaxing massage during this ride.
Let Go of Stress
TAP TO PLAY MUSIC DURING YOUR RIDE.


Front-End
10″
Large Screen
4G tablets
Dynamic UI
Voice Assistant
Back-End
Context Eng.
User Profile
Marketplace

Mobility as a Service & self-driving vehicles will massively increase the time people spend as passengers.

Ivee's software turns vehicles into 3rd spaces that are as relaxing as a spa, as productive as an office, and as entertaining as a theater.

With Ivee, users' apps, content, & preferences follow them across vehicles and create whole new use cases for the car and Mobility as a Service.

My phone + Ivee Inside = Better Ride

Personalized


Ivee
Good morning, Sarah!
Jump back into your favorite apps

- Integrated apps
- Routines

Immersive



- Big-screen HD media
- Surround sound

Contextualized

- Apps & content by use case
- Recommended pick-up, offers, etc


Ivee
Relax
Play
Work
Explore
Learn
RELAX MODE
Tap to Begin Guided Meditation
Calm x LeBron James

How it works

Mobility operators integrated with Ivee can offer a personalized ride experience to their passengers.

Traction

Validation

Recognized for Innovation


Top 2%
PLUGANDPLAY
Brand & Retail Accelerator 2019
Top 3
MediaPost
Digital Out of Home Activation 2019
Top 25
CoMotion
Mobility Pioneers 2021
Top 50
NRF NATIONAL RETAIL FEDERATION
Startups 2020

Proven in Market

Passengers & Drivers Love Ivee Inside


31%
of passengers use Ivee
85
NPS
for Relaxing Ride Experience
200K
Rides with Ivee Inside
64%
Satisfied with Ivee's payment
96%
Driver's Satisfaction w/ Ivee Inside

Ready to Scale

—

Passengers are ready for Ivee

—

3rd party surveys from Methodify and Feedback Loop show:

- **35%** would pay more per ride for Ivee Inside
- **60%** would switch ride-hail operators for Ivee Inside
- **71%** would pay $5/month+ for Ivee Inside

methodify a delvinia company Feedback Loop

—

A better User Experience (UX) is more lucrative

Better User Experience ⇒ Greater Earnings + Loyalty



Customers

Launched first mobility operator

Key Details:

- Integrated with Evolgo's subsidiary Opoli
- Launched in Teslas in Los Angeles on Jan. 19th, 2022
- Expanding to 100s of vehicles in 2022
- Trip details sent to Ivee Cloud



evolgo
with iveeinside
ivee
ivee

—

Access to 50M passengers/ year



First
3
Operators
Implementing
Ivee

1. National US operator
2. Global luxury operator
3. LA-based operator

Total vehicles = 20K+

Business Model

Time = money

Ivee's Better UX software can be monetized in 3 ways:







Rev. Share on Premium Rides
NETFLIX
ivee
Commerce
Contextual Ads
Calm

Mobility operators generate earnings & loyalty with no risk

Objectives:	**Earnings**	**Loyalty**
Solution:	> Ads > Commerce > Ivee branded	> **No Ads** > **Commerce optional** > **Co-branded**
Features:	> Marketplace > Personalization > Analytics	> Marketplace > Personalization > Analytics
Pricing Model:	**FREE** +Rev Share on Ads & Commerce	**~$90/vehicle/month**

First product ⇒ Big & profitable business




$1M
1,000 vehicles
33%
Gross Margin
Ivee Leases HW
$10M
5,000 vehicles
55%
Gross Margin
Bring Your Own Device
$100M+
50,000 vehicles
75%
Gross Margin
Embedded HW

Market

Massive first market


At 5% of US Rides
SOM in 2025
$120 M
TAM in 2030
$25B
McKinsey&Company
Monetizing 5 minutes of a passenger's time
TAM in 2050
$200B
intel
New in-vehicle applications and content

The time spent in transit alone is a massive market. McKinsey and Intel value this at $25B and $200B respectively.

By delivering world-class software and remarkable passenger-centric experiences, Ivee will prosper in this hyper-growth market.

Competition

Ivee solved what others haven't

—


Better UX
Utility to passengers.
Not Taxi TV!
Fleet Supply
Partnerships with ride-hail
& fleet operators
Software Margin +
Scale
Ivee Cloud Platform
Cloud-based
personalization

Vision And Strategy

Just the beginning


In-Vehicle
In-App
New Verticals
TAM: $25B
⇒
$500B
Land
&
Expand

Ivee's software is designed to span across different form factors and into new verticals in the passenger economy.

Ivee's proprietary data, high passenger engagement, and distribution partnerships create a great fly-wheel effect for continued growth.

Use of funds

Ivee will increase our reach, invest deeper into our software, and expand monetization. Key milestones include:

- 3 integrations with ride-hail operators
- 3M rides per year
- ARR of $5M+



Funding

$2.3M raised in pre-seed stage

—

2018 R&D	2019 Awarded for Innovation	2020 Partnerships	2021 Mobility Operators
LOS ANGELES CALIFORNIA	PLUGANDPLAY MediaPost NRF NATIONAL RETAIL FEDERATION	brose GROUPON DRIZLY	OPOLI CONFIDENTIAL CONFIDENTIAL
$0.3M	$0.8M	$1.6M	$2.3M

Founders

Alex Giannikoulis | Founder and CEO



- 15-years of experience with sales, marketing sales & BD at early-stage start-ups
- 3-years as a venture capitalist with placements in Snap, Lyft, Zum, JioBit
- Serial entrepreneur with 3 exits

Team

Alex Giannikoulis	Founder	Serial entrepreneur with 3 exits. * 15-years of experience with sales, marketing sales & BD at early-stage start-ups * 3-years as venture capitalist with placements in Snap, Lyft, Zum, JioBit
James Cowen	Advisor - Mobility	ex Head of strategy & corporate development at Gett & Cargo
Marni Schapiro	Advisor - Advertising	ex Head of Ad Sales at Google, Snap, Quibi

Peter Sellis	Advisor - Monetization	Head of Monetization at Snap
Chris Saad	Advisor - Mobility	ex Head of Product, Dev Platform Uber
Elliot Garbus	Advisor - Automotive	ex VP of Intel's Automotive Division
Wendy Wen	Director of Operations	8 years experience in management consulting & operations.
Dave Matthews	Dir. of Product & UX	18-years experience in UX & graphic design from web, social, and mobile * 14-years working with Ivee's founder
Wes Lathan	Director of Engineering	25+ years in engineering and management roles including Fortune 500 Microsoft & Lenovo. Strong background in user management, back-end systems, and cloud-based architecture.

Perks

$500	Quarterly preview of feature releases
$1,000	All of the above + Ask Me Anything video call with management team $20 ride credits with Ivee Inside partner
$2,500	All of the above + Invite to launch events with Ivee Inside partners $50 ride credits (total) with Ivee Inside partner
$5,000	All of the above + 1:1 call with Ivee's Founder $100 ride credits (total) with Ivee Inside partner
$10,000	All of the above + Invite to Ivee's Annual Summit $200 ride credits (total) with Ivee Inside partner
$25,000	All of the above + Dinner with management team at Ivee's Annual Summit $500 ride credits (total) with Ivee Inside partner

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Do you supply the hardware and software to customers?

If fleet operators or ride-hailing drivers don't already have an Ivee approved Android device, we provide it as part of our service.

Over time, we will not have to carry the hardware costs as fleet operators or car manufacturers will bring and support this equipment.

How does Ivee meet its sustainability commitment?

Since our inception on Earth Day 2018, we've committed to "Better Rides for people and the planet."
We've already incentivized 300K zero-emission miles traveled.
We provide the greatest incentives to vehicle partners with the most eco-friendly vehicles.

Ivee has joined the 1% for the Planet initiative and has taken the Salesforce 1% Pledge. We've dedicated 1% of our product, 1% of our people's time, and 1% of our profits to environmental causes that curb emissions.

To find out more go to www.goivee.com/sustainability

How big could Ivee be?

By focusing just on the in-vehicle experience, we'd be in a market that will be worth $25B in 2030 and $200B in 2050.

And our software is built to allow us to expand into the rest of the Passenger Economy market worth $500B.

Ivee's growth in an entirely new category has massive upside potential.

Examples of exits could be similar to Lear's purchase of Xevo for $320M.

Apple, Google, and Amazon all have experiences like this

Apple Car Play and Android Automotive are built for drivers.

When Apple, Google, and Amazon move into passenger modes they will not share data and customer insights with mobility operators. This walled garden approach is what they did and do with car manufacturers today.

Ivee doesn't do that. Ivee gives mobility operators various ways to enhance the UX beyond just co-branding. We will also share anonymized audience-level insights that help operators strengthen their relationships with their passengers.

Are you a software company or a hardware company?

A software company.
Our software can work on any Android device.

How is using Ivee in the vehicle better than just using my phone?

Like a Smart Speaker or a Smart Watch, an Ivee enabled vehicle complements your phone.

We've already started by **contextualizing** this by time, day, & location. We're now adding ride length, destination, etc.

Soon, we'll be releasing **personalized apps** that are automatically logged in for you and follow you across vehicles.

And with our partnerships with car suppliers like Brose and 2 luxury OEMs, we'll offer **immersive** experiences.

See some cool examples of what the future of mobility will look like from BMW and Toyota.